FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2006

Commission File No.: 0-30308

SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       Form 40-F  X

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No ___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT LIST

99.1        First Quarter Report 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

“Thomas W. Beattie”

By:

Thomas W. Beattie

Vice President, Corporate Affairs

Date:

June 5, 2006

Form:1	CHANGE IN OUTSTANDING AND RESERVED SECURITIES

WHEN TO FILE:

Within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred (including a reduction in such number that results from a cancellation or redemption of securities). If no such change has occurred, a nil report should be filed.

HOW:	For Companies Reporting to the Toronto TSE Office: Via fax to 416.947.4547 or via email to companyreg@tse.com
	For Companies Reporting to the Montreal TSE Office: Via fax to 514.871.3533 or via email to companyreg@tse.com

QUESTIONS:

For Companies Reporting to the Toronto TSE Office:
Email companyreg@tse.com or contact the TSE Company Reporting representative who is responsible for the Company (based on the first letter(s) of the Company’s name), as follows:

	Company Name	Phone
	A – Em	416.947.4538
	En – N	416.947.4504
	O – Z	416.947.4616

	For all Companies Reporting to the Montreal TSE Office: Call 514.871.7874

NOTE:

The Company may customize the form to ensure that the charts below contain all applicable information relating to the issuer. Each share compensation arrangement which involves the issuance of treasury securities must have its own chart.

	This Form replaces the “Changes in Capital Structure” form.

Although the Closing Issued and Outstanding Share Balance figure to be entered on the last line of Section A of this Form will be posted on the TSE website, no other information provided by the Company in this Form will be made available for public view.

FORM:1	Company Name:	SOUTHWESTERN RESOURCES CORP.	Stock Symbol:	SWG-T

Issued and Outstanding Share Summary	# of Shares	Balance
Issued and Outstanding – Opening Balance*	46,162,022
ADD:	Stock Options Exercised
Share Purchase Plan
Dividend Reinvestment Plan
Exercise Warrants
Private Placement
Conversion
Other Issuance (provide description):
SUBTRACT:	Issuer Bid Purchase (see attachment)
Redemption
Other Cancellation (provide description)
Closing Issued and Outstanding Share Balance*	46,162,022

NOTE: If any of the Company’s securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as “internally-held securities”), such internally-held securities must not be counted as “issued and outstanding.”

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

Reserved for Share Compensation Arrangements
A.	Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Share Purchase Plan / Agreement
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued from Treasury (SUBTRACT)
Closing Reserve for Share Purchase Plan

B.	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Dividend Reinvestment Plan
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued (SUBTRACT)
Closing Reserve for Dividend Reinvestment Plan

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Post-Plan
	Stock Options Outstanding — Opening Balance				4,119,500
	Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
	May 18, 2006	Meghan Brown	May 17, 2011	$11.61	15,000

				SUBTOTAL	15,000

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date or Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised

SUBTOTAL

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

SUBTOTAL

	Stock Option Outstanding – Post Plan — Closing Balance		4,134,500
RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			3,973,617*
Additional shares Listed Pursuant to the Plan (ADD)
Stock Options Exercised (SUBTRACT)
Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			3,973,617*
* Does Not Include The 300,000 Options Issued To Mr. Jauristo As An Inducement.
RESERVED BUT NOT YET GRANTED (AS PER COMPANY)
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			173,117
Additional shares Listed Pursuant to the Plan (ADD)
Stock Options Granted (SUBTRACT)
Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			173,117*

* Does Not Include The 300,000 Options Issued To Mr. Jauristo As An Inducement.

All information reported in this Form is for the month of May 2006

Filed on behalf of the Company by: (please enter name and direct phone or email)
NAME	Susy Horna
PHONE / EMAIL	(604) 669 2525 - susyh@swgold.com
DATE	June 2, 2006

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

HIGH-GRADE GOLD-SILVER VEINS IDENTIFIED

MILLO PROJECT, PERU

May 2, 2006

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to report high-grade gold and silver results from rock-chip sampling on the Millo Project in southern Peru, a 50/50 Joint Venture with Minera Meridian Peru S.A.C. (a wholly owned subsidiary of Meridian Gold Inc.). Sampling of these veins returned high-grade values up to 115.5 grams per tonne (g/t) gold and 1,900 g/t silver.  These low-sulfidation epithermal veins occur within a prominent, northeast trending belt of high-grade well-known deposits such as Arcata, Ares, and Santo Domingo. The Millo Project, where Meridian is the joint venture operator, occurs within the northwestern part of the Southwestern/Newmont Peru Limited Liam Joint Venture Property.

A total of 762 channel samples were collected from the Millo Project and the adjacent Azucar Project, also a 50/50 Joint Venture with Minera Meridian Peru S.A.C.  Twenty-eight samples returned gold-equivalent values (gold + silver at 1:64) greater than 5 grams per tonne from three veins on the Millo property as shown on the table below.  These veins, the true width of which is not ascertained at this time, have yet to be extensively sampled, and the Joint Venture partners plan further sampling and geophysics to define drill targets.

Sample No.	Sample Length (metres)	Gold (g/t)	Silver (g/t)	Gold Equivalent (1:64)
PS03171	1.10	0.84	280.00	5.22
PS03183	1.20	4.87	28.80	5.32
PS04260	1.70	2.46	372.00	8.27
PS03430	0.50	18.00	108.00	19.69
PS03434	0.60	22.00	29.50	22.46
PS03218	0.65	4.52	182.00	7.36
PS03219	0.35	109.00	1,400.00	130.88
PS03226	0.80	3.59	137.00	5.73
PS03230	0.50	75.40	98.00	76.93
PS03233	0.25	22.30	1,105.00	39.57
PS03278	0.50	3.47	160.00	5.97
PS03280	1.50	6.07	507.00	13.99
PS03288	1.30	3.84	266.00	8.00
PS04221	3.00	2.20	229.00	5.78
PS04224	2.70	3.74	398.00	9.96
PS04297	0.50	115.50	867.00	129.05
PS04298	0.60	13.20	51.20	14.00
PS04301	0.60	41.10	251.00	45.02
PS04307	0.40	52.10	1,900.00	81.79
PS04310	0.20	3.36	120.00	5.24
PS04311	0.50	2.75	165.00	5.33

Sample No.	Sample Length (metres)	Gold (g/t)	Silver (g/t)	Gold Equivalent (1:64)
PS04316	0.45	5.07	56.40	5.95
PS04319	0.20	65.80	450.00	72.83
PS04320	0.40	8.67	646.00	18.76
PS04321	0.30	4.59	119.00	6.45
PS04331	1.00	7.49	227.00	11.04
PS04356	0.30	4.58	310.00	9.42
PS04375	1.40	16.65	1,760.00	44.15

Quality Control

Meridian is operator of the Joint Ventures on the Millo and Azucar Projects and Southwestern’s Qualified Person for the Project is John G. Paterson, M. AUSIMM, President of the Company.  Samples are sent to the ALS Chemex laboratory in Lima, Peru.  ALS Chemex is an ISO 9002 registered laboratory and is preparing for ISO 17025 certification.  Meridian’s quality control and quality assessment procedures include the analysis of its own blanks, standards and duplicates, introduced among the batches of samples, in addition to those used by the laboratory for its routine testing.  Rock samples are crushed to greater than 70% passing 10 mesh, and pulverized to greater than 85% passing 200 mesh.  A fraction of the pulps is analyzed for gold by fire assay and AAS.  Another fraction of the pulps is digested in aqua regia acid and is analyzed for 34 elements by ICP-AES with Quantitative Low Detection Mercury by AAS. Ore grade silver, lead, copper and zinc analyzes are further analyzed by AAS.  High-grade gold and silver values are analyzed by fire assay and gravimetric finish.

Southwestern Resources Corp. is exploring in several countries for precious and base metals.  The Company has a number of significant projects including the Boka Gold Project in China with Team 209, where a major drilling program is being conducted, the Liam Gold-Silver Project in Peru with Newmont Peru Limited and the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. as well as the 100% owned Accha Zinc Project in Peru.  The Company is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a Joint Venture with Newmont Overseas Exploration Limited.

Forward Looking Statement

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

Timo Jauristo, VP, Corporate Development

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

CONTINUED POSITIVE DRILL RESULTS

PRE-FEASIBILITY ON TRACK

BOKA GOLD PROJECT, YUNNAN PROVINCE, CHINA

May 5, 2006

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to announce that assay results have been received for a further 14 diamond drill holes from the Company’s Boka Gold Project located in Yunnan Province, China.  The Boka Gold Project is comprised of 157 square kilometers of exploration and mining permits and is accessed by 265 kilometres of paved and gravel road north of the capital city of Kunming.  Southwestern has a 90% interest in the Project. The lastest drill results confirm and expand the mineralized envelope at Boka 1 North. In addition, at Boka 1 North deep mineralization was intersected 564 metres downhole in B05-152, confirming a downdip extent of over 500 metres in this part of the Boka 1 North Zone.

All 14 diamond drill holes intersected gold mineralization and highlights of the latest drilling include intersections of 3.7 grams per tonne gold over 23.65 metres in  B06-154, 2.5 grams per tonne gold over 32.75 metres in  B06-156, 3.1 grams per tonne gold over 28.0 metres in  B06-159, 4.3 grams per tonne gold over 22.5 metres in  B06-160 and 3.1 grams per tonne gold over 27.2 metres in  B06-163.    Eight holes have been completed at Boka 7 with assay results received for two holes.  Results for these two holes included 2.0 grams per tonne gold over 10.3 metres in hole B06-161 and 2.7 grams per tonne gold over 9 metres in hole B06-162.  Hole B06-161 is located 900 metres northwest of the tunnels at Boka 7. The intersection of gold mineralization in this hole has confirmed a minimum downdip extention of 300 metres in this portion of Boka 7.

To date, 177 holes totaling 68,273 metres have been completed on the Boka Project.  For drillhole locations, please see the Company’s website at www.swgold.com.  There are nine rigs operating on the property, three of which are being utilized for collecting material in proposed tailings areas and in the hanging wall of the proposed open pit.

Results for the latest drillholes are listed in the following table.

	Intersection		Core Interval (metres)	GOLD Assay (grams/tonne)
Hole No.	From (metres)	To (metres)
B05-147	245.20	256.25	11.05	2.3
	398.95	411.35	12.50	2.1

B05-150	98.00	116.10	18.10	2.8
INCLUDING	112.10	116.10	4.00	6.3
	125.15	160.95	35.70	1.6

B05-151	290.10	310.50	20.40	1.7

B05-152	508.60	520.80	12.20	1.4
	564.10	573.10	9.00	2.3

B05-153	63.70	85.70	22.00	1.6
including	76.50	81.70	5.20	3.5

	Intersection		Core Interval (metres)	Gold Assay (grams/tonne)
HOLE NO.	From (metres)	To (metres)
	144.90	156.00	11.10	2.1
	212.60	214.50	1.90	4.3

B06-154	68.00	76.00	8.00	1.6
	105.90	129.55	23.65	3.7
including	113.80	119.25	5.45	4.2
including	123.05	129.55	6.50	5.8

B06-155	54.50	67.20	12.70	2.0
	75.20	83.80	8.60	2.8
	116.30	130.30	14.0	1.9

B06-156	33.40	51.50	18.10	2.2
	56.95	89.70	32.75	2.5
including	63.70	69.70	6.00	7.1
	116.90	118.90	2.00	1.2

B06-159	55.30	83.30	28.00	3.1
including	55.30	65.80	10.50	6.1
	97.00	99.00	2.00	1.4

B06-160	54.90	63.90	9.00	2.0
	63.90	66.40	No core recovery
	66.40	88.90	22.50	4.3
including	66.40	76.80	10.40	5.7
	175.20	179.10	3.90	3.8

B06-161	317.60	327.90	10.30	2.0

B06-162	178.50	187.50	9.00	2.7

B06-163	195.00	222.20	27.20	3.1
including	195.00	200.90	5.90	4.9
	248.00	277.20	29.20	2.0
	319.10	348.00	28.90	2.2
including	328.10	332.00	3.90	4.7
including	338.00	340.00	2.00	8.0

B06-167	149.40	165.15	15.75	2.7

Pre-feasibility Study

The pre-feasibility work is proceeding on schedule and numerous activities have commenced.  Geotechnical drilling is underway to investigate ground conditions for future pit walls and tailings dam infrastructure; geological modeling is well underway; further metallurgical test work has commenced, with additional sampling planned for the end of May for more comprehensive test work.  A number of Chinese design institutes are being engaged to participate in the pre-feasibility study, which will accelerate the feasibility and permitting process in China. An updated resource estimate is anticipated by the end of the third quarter or early fourth quarter.

Quality Control

Southwestern has implemented a quality control program to ensure best practice in lithogeochemical sampling and analysis of soil, rock chips, trench, tunnel and drill core samples.

…more

All drill core samples (approximately two metre, half-core composites) are shipped directly in security sealed bags to the SGS-China Laboratories preparation facility in Kunming.  The entire composite is prepped to –10 mesh and a 500 gram split is sent to the SGS-CSTC Standards Technical Services Ltd. facility in Tianjan for conventional fire assay using a 50 gram charge.  Other elements are analyzed using ICP methods at the SGS Canada Inc. facilities in Mississauga, Ontario.

Exploration samples (rock chip, soil, trench and tunnel) are shipped directly in security sealed bags to the assay laboratory of the Northwest Non-Ferrous Geology Research Institute (ISO 9002) located in Xian, Shanxi Province, China and are digested in an aqua regia acid digestion and analyzed for gold and various other elements using atomic absorption.

The Company submits its own standards as a measure of the accuracy of the analysis.  Field duplicates and pulp duplicates are routinely analyzed for precision.  Routine assay checks from drill core are made at ALS Chemex in Vancouver, B.C.  Sample results are received in batches and not as assays for an entire drill hole.

John Zhang, Project Manager for Southwestern in China, is in charge of carrying out the exploration program.  John Paterson, President, Southwestern Resources Corp. and a member of AUSIMM is the Project’s qualified person as defined under National Instrument 43-101.

Southwestern Resources Corp. is exploring in several countries for precious and base metals. The Company has a number of significant projects including the Boka Gold Project in China with Team 209, where a major drilling program is being conducted, the Liam Gold-Silver Project in Peru with Newmont Peru Limited and the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. as well as the 100% owned Accha Zinc Project in Peru. The Company is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a Joint Venture with Newmont Overseas Exploration Limited.

Forward Looking Statement

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

Timo Jauristo, VP, Corporate Development

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

EXPLORATION UPDATE

NEW GOLD VEIN DISTRICT IDENTIFIED

LIAM GOLD-SILVER PROJECT, PERU

May 9, 2006

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to present the following exploration update on the Liam Joint Venture and report the identification of a new gold vein district located in the northeast portion of the Joint Venture concessions.

The Liam Gold-Silver Project is a 50/50 Joint Venture between the Company and Newmont Peru Limited and is comprised of 367,000 hectares of exploration concessions situated in the Department of Cuzco in the southern portion of the Peru Tertiary Volcanic Belt located 170 kilometres northwest of Arequipa.

The Joint Venture partners to date have identified nine gold-silver zones of various types hosted within Tertiary volcanics and Cretaceous sediments.  The Liam Joint Venture occurs within a belt of high-grade well known mines such as Arcata, Ares and Santo Domingo.

Farallon-Astana

At Farallon-Astana, several large epithermal gold-silver systems of both high and low sulphidation type were identified over a three kilometre by one kilometre area by extensive geochemical rock chip sampling.  An initial, widely spaced drill program comprised of 15 shallow holes was completed over a portion of this zone.  Several holes contained thicker sections of anomalous gold with the main intersections listed in the following table.

Hole No.	Intersection*		Interval (metres)	Assay		Gold** Equivalent (grams per tonne)
	From (metres)	To (metres)		Gold (grams per tonne)	Silver (grams per tonne)
FAR-003	64.0	75.3	11.3	0.83	39.2	1.48
FAR-010	4.0	29.3	25.3	0.13	24.3	0.54
AS-005	6.0	20.0	14.0	1.1	215.27	4.68
	92.0	104.2	12.2	0.6	27.3	1.10
	175.6	177.8	1.2	2.0	48.2	2.8

* Interval reported is core length.

**Gold equivalent based on a silver-gold ratio of 60:1.  This ratio may change subject to metallurgical testing.

The Joint Venture partners will commence a second phase of drilling at Farallon-Astana in July.

Careli

Another drill target in the Liam Joint Venture is the extensive epithermal high sulphidation Careli zone, which is located approximately 30 kilometres northeast of Cerro Crespo.  A recently completed second phase induced polarization geophysical survey has expanded the target size at Careli considerably.  The total strike length of the Careli high resistivity zone associated with anomalous gold extends for 4,000 metres in a northwest-southeast direction and is up to 500 metres wide.  This high resistivity anomaly is related to scattered outcrops of vuggy silica and alunite within a broad area of overburden.  A weaker resistivity high, located northeast of the main anomaly extends for approximately 1,000 metres and is associated with hydrothermal breccias with gold grades commonly above one gram per tonne.  Drilling at Careli is anticipated to commence before the end of the month.

Huacullo

An extensive program comprised of 1,400 rock chip samples and gradient array induced polarization geophysics has recently been completed at the Huacullo prospect.  The Huacullo area is underlain by four main breccia-vein zones trending northwest-southeast.  The largest of these vein-breccia zones extends for 2,000 metres, is up to 20 metres wide and is typical of high-grade low sulphidation epithermal systems located in this belt including the veins at the Arcata, Ares and Orcopampa mines and on the Company’s Millo Project (Joint Venture with Meridian Gold, see News Release dated May 2, 2006.)  Of the 1,400 samples collected, over 10 percent returned assays of above one gram per tonne gold and 30 grams per tonne silver.  The Huacullo mineralization also contains high concentrations of molybdenum with 20% of the samples assaying between 0.025% and 0.24% molybdenum.  At surface, the vein/breccias are devoid of sulphide; however, the gradient array induced polarization survey indicates that the veins/breccias are sulphide rich at depth.  Drilling to test the deeper portions of these vein/breccia systems is planned to commence in early June.

Gran Leon

In the Gran Leon area, located 30 kilometres northeast of Cerro Crespo, a new extensive gold rich system of veins has been identified.  Over 50 veins have been outlined with the largest vein being two metres wide and extending for 2,500 metres.  Preliminary rock chip sampling in these vein systems has returned very encouraging results and the Joint Venture plans further sampling and geophysics to evaluate the Gran Leon area and advance to drill stage.

Selective results of the Gran Leon rock chip sampling are listed in the following table.

	Rock Chip Sample Width (metres)	Assay-Range
Sample No.		Gold (grams/tonne)	Silver (grams/tonne)
9806	1.00	6.5	5.3
9807	1.00	13.1	18.3
9808	1.00	15.3	9.2
9809	1.00	23.0	17.5
9811	0.50	62.4	219.0
9812	0.25	37.3	5.6
9819	2.00	11.6	3.8
9820	2.00	15.7	7.9
9824	2.00	74.8	27.5
9837	2.00	5.9	0.2
9839	2.00	14.8	16.4
9842	0.80	17.5	4.8
9863	2.00	7.1	1.7
9864	2.00	21.8	4.6
9866	0.50	20.4	6.2
9867	2.00	11.1	3.0
9873	0.40	8.7	2.9
9874	2.00	11.7	1.6

…more

The Joint Venture partners have approved the exploration budget to continue testing the many targets within the Liam Joint Venture area.

Quality Control

Southwestern has implemented a quality control program to ensure best practice in lithogeochemical sampling and analysis of the trench samples.  Samples are crushed at the ALS Chemex preparation lab in Lima, Peru to minus 80 mesh and pulverized to greater than 85% passing 200 mesh. The qualified person for the Liam Project is Stewart Winter, P.Geo.

The pulps are sent to ALS Chemex in Vancouver, BC.  ALS Chemex is an ISO 9002 registered laboratory and is preparing for ISO 17025 certification.  Samples are digested in an aqua regia acid digestion and are analyzed for 34 elements by ICP-AES. Over-limit gold and silver analyses are further analyzed by fire assay-atomic absorption finish and gravimetric methods respectively.

Southwestern Resources Corp. is exploring in several countries for precious and base metals.  The Company has a number of significant projects including the Boka Gold Project in China with Team 209, where a major drilling program is being conducted, the Liam Gold-Silver Project in Peru with Newmont Peru Limited and the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. as well as the 100% owned Accha Zinc Project in Peru.  The Company is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a Joint Venture with Newmont Overseas Exploration Limited.

Forward Looking Statement

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

Timo Jauristo, VP, Corporate Development

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

SOUTHWESTERN RESOURCES AND ANGLO AMERICAN LAUNCH FIRST PHASE DRILLING ON THE ANTAY COPPER-MOLYBDENUM PORPHYRY PROJECT, PERU

May 19, 2006

Vancouver, B.C. – Southwestern Resources Corp. (SWG-TSX) is pleased to announce that Anglo American Exploration Peru S.A. (“Anglo”), operator of the Antay Joint Venture, has informed the Company the first phase drilling program on the Ccora Sur porphyry copper-molybdenum target has commenced.

The Antay Copper-Molybdenum Porphyry Project is located 150 kilometres southeast of Cuzco within the Tintaya Bambas copper-gold belt. The project area is comprised of 50,000 hectares of exploration concessions owned 100% by Southwestern. In June 2005, the Company signed a Letter of Agreement with Anglo to further advance the Antay project. Under the terms of the Letter of Agreement, Anglo can earn a 70% interest in the Antay project by completing a bankable feasibility study and subscribing for US$5 million in Southwestern shares (of which US$500,000 has already  been subscribed).

Exploration work by Anglo has focused on the southern portion of the Antay project over the mineralized Ccora Sur porphyry system. A mapping and extensive sampling program identified anomalous copper-molybdenum mineralization in highly leached stockworked porphyry and overlying quartzite. Anglo completed a dipole-dipole induced polarization geophysical survey across the Ccora Sur porphyry system. The survey defined a sizeable chargeability anomaly over an area of 2,500 metres by 1,200 metres and extending over 500 metres in depth. The first phase drilling program will comprise approximately 1,500 metres to test the chargeability anomaly at depth.

John Paterson, President of Southwestern, stated: “We are very excited that the initial drilling phase has commenced on the Ccora Sur porphyry zone. Ccora Sur represents a large copper-molybdenum system and we are pleased to see our partner Anglo conduct a systematic evaluation of this discovery.”

In the northern portion of the Antay Joint Venture property, a second porphyry copper-molybdenum system (Sayta) was identified and extensively sampled. Unlike the Ccora Sur area, a 400-metre vertical section of the Sayta porphyry is exposed. Previous rock chip sampling in this area gave assays above one percent copper (see news release dated July 5, 2004). It is anticipated that Anglo will be evaluating this area in the latter part of 2006.

The Antay project represents one of several new porphyry copper discoveries in the prolific Tintaya-Bambas belt. Exploration by several groups in this belt is intense, including Xstrata’s large program at the Bambas project.

Southwestern Resources Corp. is exploring in several countries for precious and base metals. The Company has a number of significant projects under way, including the Boka Gold Project in China with Team 209, where a major drilling program is being conducted as part of a prefeasibility study, the Liam Gold-Silver Project in Peru with Newmont Peru Limited, and the 100% owned Accha/Yanque Zinc Project in Peru. The Company is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a joint venture with Newmont Overseas Exploration Limited.

Forward-Looking Statement

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

Timo Jauristo, VP, Corporate Development

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, B.C. V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

SOUTHWESTERN RESOURCES AND INCO LIMITED TO FORM JOINT VENTURE

FOR NICKEL EXPLORATION IN CHINA

May 24, 2006

Vancouver, B.C. – Southwestern Resources Corp. (SWG-TSX) has entered into a Joint Venture Heads of Agreement with Inco Limited (Inco) to carry out mineral exploration for nickel, copper and platinum group metals (pgm), in Yunnan and Sichuan provinces, China. Both companies have been conducting mineral exploration in China for many years, and will each contribute data relating to the area of interest to obtain a 50% participating interest in the Joint Venture.  This Joint Venture is subject to the companies executing a definitive agreement.

Southwestern and Inco will contribute to the Joint Venture’s exploration program on a pro rata basis, with Southwestern the initial operator. A management committee comprising two members appointed by each party will be formed to direct the exploration programs.  The Joint Venture area of interest covers approximately 130,000 square kilometers of land surrounding Southwestern’s Boka Gold Project, where the Company is conducting a pre-feasibility study.

Under the terms of the agreement, either party can request that a specific area within the Joint Venture area of interest be designated a specific project, and the parties will form a separate joint venture for that specific project. Inco will have the option to increase its interest in a specific project by 10% (to a total of 60%) by fully funding all costs to produce a positive bankable feasibility study within three years of its election. Inco will also have a second option, exercisable within 90 days of the completion of the feasibility study, to increase its interest a further 10% (to a total of 70%) by thereafter funding all costs of that specific project incurred to the commencement of commercial production.

John Paterson, President of Southwestern, stated, “The Joint Venture with Inco presents an opportunity for Southwestern to work with a strong partner with the technical knowledge, expertise and resources to advance exploration findings in the area.  Southwestern has been evaluating the 130,000 square kilometre area of interest for several years, specifically for Norilsk-type nickel-copper-pgm mineralization and a number of prospective areas identified by that work will be the initial focus for exploration. We look forward to a successful relationship with Inco on this project.”

Southwestern Resources Corp. has been exploring in China for more than 9 years and is currently conducting a resource expansion drilling program as part of a pre-feasibility study of the Company’s Boka Gold Project in Yunnan Province.    Southwestern is also exploring for porphyry copper-gold in southern Yunnan Province under joint venture with Newmont Overseas Exploration Limited. The Company has a number of significant joint ventures in Peru including the Liam Gold-Silver Project with Newmont Peru Limited and the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. as well as the 100% owned Accha Zinc Project in Peru.

Forward Looking Statement

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

Timo Jauristo, VP, Corporate Development

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

Southwestern Resources Appoints Manager, Investor Relations

May 30, 2006

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) announced today the appointment of Meghan Brown as Manager, Investor Relations. Meghan has 15 years experience in communications and investor relations in mining and energy, most recently as Manager, Investor Relations for Placer Dome Inc.

Southwestern President and CEO, John Paterson, said, “We are pleased to have Meghan on our team. She will assume responsibility for managing and enhancing our investor communications program. Her extensive experience will benefit Southwestern shareholders as the company grows.”

Meghan has a BA from the University of British Columbia and an MBA from Queen’s University in Kingston, Ontario.

Southwestern Resources Corp. is exploring in several countries for precious and base metals. The company has a number of significant projects under way, including the Boka Gold Project in China with Team 209; the Liam Gold-Silver Project in Peru with Newmont Peru Limited; and the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. The company is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a joint venture with Newmont Overseas Exploration Limited, and recently formed a joint venture with Inco Limited for nickel, copper and platinum group metals exploration in China.

Forward-looking Statement

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

Meghan Brown

Manager, Investor Relations

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

FORM 51-102F3

Material Change Report

ITEM 1.

REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP. (the “Issuer”)

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

May 2, 2006.

ITEM 3.

PRESS RELEASE

Issued May 2, 2006 and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Issuer (“Southwestern”) is pleased to report high-grade gold and silver results from rock-chip sampling on the Millo Project in southern Peru, a 50/50 Joint Venture with Minera Meridian Peru S.A.C. (a wholly owned subsidiary of Meridian Gold Inc.). Sampling of these veins returned high-grade values up to 115.5 grams per tonne (g/t) gold and 1,900 g/t silver.  These low-sulfidation epithermal veins occur within a prominent, northeast trending belt of high-grade well-known deposits such as Arcata, Ares, and Santo Domingo. The Millo Project, where Meridian is the joint venture operator, occurs within the northwestern part of the Southwestern/Newmont Peru Limited Liam Joint Venture Property.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:

Thomas W. Beattie, VP Corporate Affairs

Telephone:

(604) 669 2525

DATED at Vancouver, B.C., this 2nd day of May 2006.

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

HIGH-GRADE GOLD-SILVER VEINS IDENTIFIED

MILLO PROJECT, PERU

May 2, 2006

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to report high-grade gold and silver results from rock-chip sampling on the Millo Project in southern Peru, a 50/50 Joint Venture with Minera Meridian Peru S.A.C. (a wholly owned subsidiary of Meridian Gold Inc.). Sampling of these veins returned high-grade values up to 115.5 grams per tonne (g/t) gold and 1,900 g/t silver.  These low-sulfidation epithermal veins occur within a prominent, northeast trending belt of high-grade well-known deposits such as Arcata, Ares, and Santo Domingo. The Millo Project, where Meridian is the joint venture operator, occurs within the northwestern part of the Southwestern/Newmont Peru Limited Liam Joint Venture Property.

A total of 762 channel samples were collected from the Millo Project and the adjacent Azucar Project, also a 50/50 Joint Venture with Minera Meridian Peru S.A.C.  Twenty-eight samples returned gold-equivalent values (gold + silver at 1:64) greater than 5 grams per tonne from three veins on the Millo property as shown on the table below.  These veins, the true width of which is not ascertained at this time, have yet to be extensively sampled, and the Joint Venture partners plan further sampling and geophysics to define drill targets.

Sample No.	Sample Length (metres)	Gold (g/t)	Silver (g/t)	Gold Equivalent (1:64)
PS03171	1.10	0.84	280.00	5.22
PS03183	1.20	4.87	28.80	5.32
PS04260	1.70	2.46	372.00	8.27
PS03430	0.50	18.00	108.00	19.69
PS03434	0.60	22.00	29.50	22.46
PS03218	0.65	4.52	182.00	7.36
PS03219	0.35	109.00	1,400.00	130.88
PS03226	0.80	3.59	137.00	5.73
PS03230	0.50	75.40	98.00	76.93
PS03233	0.25	22.30	1,105.00	39.57
PS03278	0.50	3.47	160.00	5.97
PS03280	1.50	6.07	507.00	13.99
PS03288	1.30	3.84	266.00	8.00
PS04221	3.00	2.20	229.00	5.78
PS04224	2.70	3.74	398.00	9.96
PS04297	0.50	115.50	867.00	129.05
PS04298	0.60	13.20	51.20	14.00
PS04301	0.60	41.10	251.00	45.02
PS04307	0.40	52.10	1,900.00	81.79
PS04310	0.20	3.36	120.00	5.24
PS04311	0.50	2.75	165.00	5.33

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Sample No.	Sample Length (metres)	Gold (g/t)	Silver (g/t)	Gold Equivalent (1:64)
PS04316	0.45	5.07	56.40	5.95
PS04319	0.20	65.80	450.00	72.83
PS04320	0.40	8.67	646.00	18.76
PS04321	0.30	4.59	119.00	6.45
PS04331	1.00	7.49	227.00	11.04
PS04356	0.30	4.58	310.00	9.42
PS04375	1.40	16.65	1,760.00	44.15

Quality Control

Meridian is operator of the Joint Ventures on the Millo and Azucar Projects and Southwestern’s Qualified Person for the Project is John G. Paterson, M. AUSIMM, President of the Company.  Samples are sent to the ALS Chemex laboratory in Lima, Peru.  ALS Chemex is an ISO 9002 registered laboratory and is preparing for ISO 17025 certification.  Meridian’s quality control and quality assessment procedures include the analysis of its own blanks, standards and duplicates, introduced among the batches of samples, in addition to those used by the laboratory for its routine testing.  Rock samples are crushed to greater than 70% passing 10 mesh, and pulverized to greater than 85% passing 200 mesh.  A fraction of the pulps is analyzed for gold by fire assay and AAS.  Another fraction of the pulps is digested in aqua regia acid and is analyzed for 34 elements by ICP-AES with Quantitative Low Detection Mercury by AAS. Ore grade silver, lead, copper and zinc analyzes are further analyzed by AAS.  High-grade gold and silver values are analyzed by fire assay and gravimetric finish.

Southwestern Resources Corp. is exploring in several countries for precious and base metals.  The Company has a number of significant projects including the Boka Gold Project in China with Team 209, where a major drilling program is being conducted, the Liam Gold-Silver Project in Peru with Newmont Peru Limited and the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. as well as the 100% owned Accha Zinc Project in Peru.  The Company is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a Joint Venture with Newmont Overseas Exploration Limited.

Forward Looking Statement

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

Timo Jauristo, VP, Corporate Development

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

FORM 51-102F3

Material Change Report

ITEM 1.

REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP. (the “Issuer”)

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

May 5, 2006.

ITEM 3.

PRESS RELEASE

Issued May 5, 2006 and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Issuer (“Southwestern”) is pleased to announce that assay results have been received for a further 14 diamond drill holes from the Company’s Boka Gold Project located in Yunnan Province, China.  The Boka Gold Project is comprised of 157 square kilometers of exploration and mining permits and is accessed by 265 kilometres of paved and gravel road north of the capital city of Kunming.  Southwestern has a 90% interest in the Project. The lastest drill results confirm and expand the mineralized envelope at Boka 1 North. In addition, at Boka 1 North deep mineralization was intersected 564 metres downhole in B05-152, confirming a downdip extent of over 500 metres in this part of the Boka 1 North Zone.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:

Thomas W. Beattie, VP Corporate Affairs

Telephone:

(604) 669 2525

DATED at Vancouver, B.C., this 5th day of May 2006.

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

CONTINUED POSITIVE DRILL RESULTS

PRE-FEASIBILITY ON TRACK

BOKA GOLD PROJECT, YUNNAN PROVINCE, CHINA

May 5, 2006

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to announce that assay results have been received for a further 14 diamond drill holes from the Company’s Boka Gold Project located in Yunnan Province, China.  The Boka Gold Project is comprised of 157 square kilometers of exploration and mining permits and is accessed by 265 kilometres of paved and gravel road north of the capital city of Kunming.  Southwestern has a 90% interest in the Project. The lastest drill results confirm and expand the mineralized envelope at Boka 1 North. In addition, at Boka 1 North deep mineralization was intersected 564 metres downhole in B05-152, confirming a downdip extent of over 500 metres in this part of the Boka 1 North Zone.

All 14 diamond drill holes intersected gold mineralization and highlights of the latest drilling include intersections of 3.7 grams per tonne gold over 23.65 metres in  B06-154, 2.5 grams per tonne gold over 32.75 metres in  B06-156, 3.1 grams per tonne gold over 28.0 metres in  B06-159, 4.3 grams per tonne gold over 22.5 metres in  B06-160 and 3.1 grams per tonne gold over 27.2 metres in  B06-163.    Eight holes have been completed at Boka 7 with assay results received for two holes.  Results for these two holes included 2.0 grams per tonne gold over 10.3 metres in hole B06-161 and 2.7 grams per tonne gold over 9 metres in hole B06-162.  Hole B06-161 is located 900 metres northwest of the tunnels at Boka 7. The intersection of gold mineralization in this hole has confirmed a minimum downdip extention of 300 metres in this portion of Boka 7.

To date, 177 holes totaling 68,273 metres have been completed on the Boka Project.  For drillhole locations, please see the Company’s website at www.swgold.com.  There are nine rigs operating on the property, three of which are being utilized for collecting material in proposed tailings areas and in the hanging wall of the proposed open pit.

Results for the latest drillholes are listed in the following table.

	Intersection		Core Interval (metres)	GOLD Assay (grams/tonne)
Hole No.	From (metres)	To (metres)
B05-147	245.20	256.25	11.05	2.3
	398.95	411.35	12.50	2.1

B05-150	98.00	116.10	18.10	2.8
INCLUDING	112.10	116.10	4.00	6.3
	125.15	160.95	35.70	1.6

B05-151	290.10	310.50	20.40	1.7

B05-152	508.60	520.80	12.20	1.4
	564.10	573.10	9.00	2.3

B05-153	63.70	85.70	22.00	1.6
including	76.50	81.70	5.20	3.5

…more

	Intersection		Core Interval (metres)	Gold Assay (grams/tonne)
HOLE NO.	From (metres)	To (metres)
	144.90	156.00	11.10	2.1
	212.60	214.50	1.90	4.3

B06-154	68.00	76.00	8.00	1.6
	105.90	129.55	23.65	3.7
including	113.80	119.25	5.45	4.2
including	123.05	129.55	6.50	5.8

B06-155	54.50	67.20	12.70	2.0
	75.20	83.80	8.60	2.8
	116.30	130.30	14.0	1.9

B06-156	33.40	51.50	18.10	2.2
	56.95	89.70	32.75	2.5
including	63.70	69.70	6.00	7.1
	116.90	118.90	2.00	1.2

B06-159	55.30	83.30	28.00	3.1
including	55.30	65.80	10.50	6.1
	97.00	99.00	2.00	1.4

B06-160	54.90	63.90	9.00	2.0
	63.90	66.40	No core recovery
	66.40	88.90	22.50	4.3
including	66.40	76.80	10.40	5.7
	175.20	179.10	3.90	3.8

B06-161	317.60	327.90	10.30	2.0

B06-162	178.50	187.50	9.00	2.7

B06-163	195.00	222.20	27.20	3.1
including	195.00	200.90	5.90	4.9
	248.00	277.20	29.20	2.0
	319.10	348.00	28.90	2.2
including	328.10	332.00	3.90	4.7
including	338.00	340.00	2.00	8.0

B06-167	149.40	165.15	15.75	2.7

Pre-feasibility Study

The pre-feasibility work is proceeding on schedule and numerous activities have commenced.  Geotechnical drilling is underway to investigate ground conditions for future pit walls and tailings dam infrastructure; geological modeling is well underway; further metallurgical test work has commenced, with additional sampling planned for the end of May for more comprehensive test work.  A number of Chinese design institutes are being engaged to participate in the pre-feasibility study, which will accelerate the feasibility and permitting process in China. An updated resource estimate is anticipated by the end of the third quarter or early fourth quarter.

Quality Control

Southwestern has implemented a quality control program to ensure best practice in lithogeochemical sampling and analysis of soil, rock chips, trench, tunnel and drill core samples.

…more

All drill core samples (approximately two metre, half-core composites) are shipped directly in security sealed bags to the SGS-China Laboratories preparation facility in Kunming.  The entire composite is prepped to –10 mesh and a 500 gram split is sent to the SGS-CSTC Standards Technical Services Ltd. facility in Tianjan for conventional fire assay using a 50 gram charge.  Other elements are analyzed using ICP methods at the SGS Canada Inc. facilities in Mississauga, Ontario.

Exploration samples (rock chip, soil, trench and tunnel) are shipped directly in security sealed bags to the assay laboratory of the Northwest Non-Ferrous Geology Research Institute (ISO 9002) located in Xian, Shanxi Province, China and are digested in an aqua regia acid digestion and analyzed for gold and various other elements using atomic absorption.

The Company submits its own standards as a measure of the accuracy of the analysis.  Field duplicates and pulp duplicates are routinely analyzed for precision.  Routine assay checks from drill core are made at ALS Chemex in Vancouver, B.C.  Sample results are received in batches and not as assays for an entire drill hole.

John Zhang, Project Manager for Southwestern in China, is in charge of carrying out the exploration program.  John Paterson, President, Southwestern Resources Corp. and a member of AUSIMM is the Project’s qualified person as defined under National Instrument 43-101.

Southwestern Resources Corp. is exploring in several countries for precious and base metals. The Company has a number of significant projects including the Boka Gold Project in China with Team 209, where a major drilling program is being conducted, the Liam Gold-Silver Project in Peru with Newmont Peru Limited and the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. as well as the 100% owned Accha Zinc Project in Peru. The Company is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a Joint Venture with Newmont Overseas Exploration Limited.

Forward Looking Statement

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

Timo Jauristo, VP, Corporate Development

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

FORM 51-102F3

Material Change Report

ITEM 1.

REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP. (the “Issuer”)

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

May 9, 2006.

ITEM 3.

PRESS RELEASE

Issued May 9, 2006 and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Issuer (“Southwestern”) is pleased to present the following exploration update on the Liam Joint Venture and report the identification of a new gold vein district located in the northeast portion of the Joint Venture concessions.

The Liam Gold-Silver Project is a 50/50 Joint Venture between the Company and Newmont Peru Limited and is comprised of 367,000 hectares of exploration concessions situated in the Department of Cuzco in the southern portion of the Peru Tertiary Volcanic Belt located 170 kilometres northwest of Arequipa.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:

Thomas W. Beattie, VP Corporate Affairs

Telephone:

(604) 669 2525

DATED at Vancouver, B.C., this 9th day of May 2006.

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

EXPLORATION UPDATE

NEW GOLD VEIN DISTRICT IDENTIFIED

LIAM GOLD-SILVER PROJECT, PERU

May 9, 2006

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to present the following exploration update on the Liam Joint Venture and report the identification of a new gold vein district located in the northeast portion of the Joint Venture concessions.

The Liam Gold-Silver Project is a 50/50 Joint Venture between the Company and Newmont Peru Limited and is comprised of 367,000 hectares of exploration concessions situated in the Department of Cuzco in the southern portion of the Peru Tertiary Volcanic Belt located 170 kilometres northwest of Arequipa.

The Joint Venture partners to date have identified nine gold-silver zones of various types hosted within Tertiary volcanics and Cretaceous sediments.  The Liam Joint Venture occurs within a belt of high-grade well known mines such as Arcata, Ares and Santo Domingo.

Farallon-Astana

At Farallon-Astana, several large epithermal gold-silver systems of both high and low sulphidation type were identified over a three kilometre by one kilometre area by extensive geochemical rock chip sampling.  An initial, widely spaced drill program comprised of 15 shallow holes was completed over a portion of this zone.  Several holes contained thicker sections of anomalous gold with the main intersections listed in the following table.

Hole No.	Intersection*		Interval (metres)	Assay		Gold** Equivalent (grams per tonne)
	From (metres)	To (metres)		Gold (grams per tonne)	Silver (grams per tonne)
FAR-003	64.0	75.3	11.3	0.83	39.2	1.48
FAR-010	4.0	29.3	25.3	0.13	24.3	0.54
AS-005	6.0	20.0	14.0	1.1	215.27	4.68
	92.0	104.2	12.2	0.6	27.3	1.10
	175.6	177.8	1.2	2.0	48.2	2.8

* Interval reported is core length.

**Gold equivalent based on a silver-gold ratio of 60:1.  This ratio may change subject to metallurgical testing.

The Joint Venture partners will commence a second phase of drilling at Farallon-Astana in July.

Careli

Another drill target in the Liam Joint Venture is the extensive epithermal high sulphidation Careli zone, which is located approximately 30 kilometres northeast of Cerro Crespo.  A recently completed second phase induced polarization geophysical survey has expanded the target size at Careli considerably.  The total strike length of the Careli high resistivity zone associated with anomalous gold extends for 4,000 metres in a northwest-southeast direction and is up to 500 metres wide.  This high resistivity anomaly is related to scattered outcrops of vuggy silica and alunite within a broad

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area of overburden.  A weaker resistivity high, located northeast of the main anomaly extends for approximately 1,000 metres and is associated with hydrothermal breccias with gold grades commonly above one gram per tonne.  Drilling at Careli is anticipated to commence before the end of the month.

Huacullo

An extensive program comprised of 1,400 rock chip samples and gradient array induced polarization geophysics has recently been completed at the Huacullo prospect.  The Huacullo area is underlain by four main breccia-vein zones trending northwest-southeast.  The largest of these vein-breccia zones extends for 2,000 metres, is up to 20 metres wide and is typical of high-grade low sulphidation epithermal systems located in this belt including the veins at the Arcata, Ares and Orcopampa mines and on the Company’s Millo Project (Joint Venture with Meridian Gold, see News Release dated May 2, 2006.)  Of the 1,400 samples collected, over 10 percent returned assays of above one gram per tonne gold and 30 grams per tonne silver.  The Huacullo mineralization also contains high concentrations of molybdenum with 20% of the samples assaying between 0.025% and 0.24% molybdenum.  At surface, the vein/breccias are devoid of sulphide; however, the gradient array induced polarization survey indicates that the veins/breccias are sulphide rich at depth.  Drilling to test the deeper portions of these vein/breccia systems is planned to commence in early June.

Gran Leon

In the Gran Leon area, located 30 kilometres northeast of Cerro Crespo, a new extensive gold rich system of veins has been identified.  Over 50 veins have been outlined with the largest vein being two metres wide and extending for 2,500 metres.  Preliminary rock chip sampling in these vein systems has returned very encouraging results and the Joint Venture plans further sampling and geophysics to evaluate the Gran Leon area and advance to drill stage.

Selective results of the Gran Leon rock chip sampling are listed in the following table.

	Rock Chip Sample Width (metres)	Assay-Range
Sample No.		Gold (grams/tonne)	Silver (grams/tonne)
9806	1.00	6.5	5.3
9807	1.00	13.1	18.3
9808	1.00	15.3	9.2
9809	1.00	23.0	17.5
9811	0.50	62.4	219.0
9812	0.25	37.3	5.6
9819	2.00	11.6	3.8
9820	2.00	15.7	7.9
9824	2.00	74.8	27.5
9837	2.00	5.9	0.2
9839	2.00	14.8	16.4
9842	0.80	17.5	4.8
9863	2.00	7.1	1.7
9864	2.00	21.8	4.6
9866	0.50	20.4	6.2
9867	2.00	11.1	3.0
9873	0.40	8.7	2.9
9874	2.00	11.7	1.6

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The Joint Venture partners have approved the exploration budget to continue testing the many targets within the Liam Joint Venture area.

Quality Control

Southwestern has implemented a quality control program to ensure best practice in lithogeochemical sampling and analysis of the trench samples.  Samples are crushed at the ALS Chemex preparation lab in Lima, Peru to minus 80 mesh and pulverized to greater than 85% passing 200 mesh. The qualified person for the Liam Project is Stewart Winter, P.Geo.

The pulps are sent to ALS Chemex in Vancouver, BC.  ALS Chemex is an ISO 9002 registered laboratory and is preparing for ISO 17025 certification.  Samples are digested in an aqua regia acid digestion and are analyzed for 34 elements by ICP-AES. Over-limit gold and silver analyses are further analyzed by fire assay-atomic absorption finish and gravimetric methods respectively.

Southwestern Resources Corp. is exploring in several countries for precious and base metals.  The Company has a number of significant projects including the Boka Gold Project in China with Team 209, where a major drilling program is being conducted, the Liam Gold-Silver Project in Peru with Newmont Peru Limited and the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. as well as the 100% owned Accha Zinc Project in Peru.  The Company is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a Joint Venture with Newmont Overseas Exploration Limited.

Forward Looking Statement

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

Timo Jauristo, VP, Corporate Development

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

FORM 51-102F3

Material Change Report

ITEM 1.

REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP. (the “Issuer”)

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

May 30, 2006.

ITEM 3.

PRESS RELEASE

Issued May 30, 2006 and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Issuer (“Southwestern”) announced today the appointment of Meghan Brown as Manager, Investor Relations. Meghan has 15 years experience in communications and investor relations in mining and energy, most recently as Manager, Investor Relations for Placer Dome Inc.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:

Thomas W. Beattie, VP Corporate Affairs

Telephone:

(604) 669 2525

DATED at Vancouver, B.C., this 30th day of May 2006.

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

Southwestern Resources Appoints Manager, Investor Relations

May 30, 2006

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) announced today the appointment of Meghan Brown as Manager, Investor Relations. Meghan has 15 years experience in communications and investor relations in mining and energy, most recently as Manager, Investor Relations for Placer Dome Inc.

Southwestern President and CEO, John Paterson, said, “We are pleased to have Meghan on our team. She will assume responsibility for managing and enhancing our investor communications program. Her extensive experience will benefit Southwestern shareholders as the company grows.”

Meghan has a BA from the University of British Columbia and an MBA from Queen’s University in Kingston, Ontario.

Southwestern Resources Corp. is exploring in several countries for precious and base metals. The company has a number of significant projects under way, including the Boka Gold Project in China with Team 209; the Liam Gold-Silver Project in Peru with Newmont Peru Limited; and the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. The company is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a joint venture with Newmont Overseas Exploration Limited, and recently formed a joint venture with Inco Limited for nickel, copper and platinum group metals exploration in China.

Forward-looking Statement

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

Meghan Brown

Manager, Investor Relations

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com